Mail Stop 6010

								January 12, 2006


Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228

	Re:	HealthSpring, Inc.
		Registration Statement on Form S-1, Amendment 2
		Filed January 5, 2006
		File No. 333-128939

Dear Mr. McNamara:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Capitalization, page 29

1. Unless or until you have received binding and irrevocable confirmation that all of the holders of the preferred stock will not request the redemption of the preferred stock, please cease assuming that all of the preferred stock will convert to common stock, as that assumption still does not appear to be factually supportable.
Even if
you were to receive written confirmation that the majority of the holders do not intend to redeem their preferred stock, their intentions would not appear to be binding to those or all holders. Instead of assuming their conversion, please disclose, exclusive of the table, the circumstances in which they would convert and its reasonably likely impact.

Selected Financial Data and Other Information, page 31

2. Based on your disclosures and on your responses to prior comment three in our December 23, 2005 letter and prior comment 31 in our November 10, 2005 letter, you do not appear to have met the burden of demonstrating the usefulness of EBITDA or Adjusted EBITDA to evaluate performance. These non-GAAP measures exclude the following items that appear to be recurring, regardless of how they are identified: preferred dividends, income tax expense, interest expense, depreciation and amortization.

As contemplated by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, there appears to be:
a past pattern of these recurring items, no demonstration that the items will not continue, and no other unusual reason to substantiate the special nature of these items. As such, it would appear to be difficult for you to meet the burden and Item 10(e) of Regulation S-K would apparently not permit your use of EBITDA or Adjusted EBITDA. As you do not appear to have met the burden, please cease using EBITDA and Adjusted EBITDA as performance measures or further demonstrate their usefulness in evaluating performance.

Management`s Discussion and Analysis of Financial Condition . . .
,
page 36

Critical Accounting Policies and Estimates, page 51

Medical Claims Liability and Medical Expenses, page 52

3. Regarding your provision for adverse claims deviation, please revise your disclosures to clarify how "it provides a relatively constant addition to the liability calculated by [your] standard model" by indicating whether the "constant addition" is a constant percentage, dollar or other amount. In addition, please disclose how the "constant addition" was determined and why it is appropriate. Furthermore, please tell us how a "constant addition" is consistent with your response to prior comment four, which indicated that the "provision varies according to the facts and circumstances existing at the time the estimate is made". Finally, please disclose whether and how the provision considers the historical development of your liability, such as the favorable development you apparently experienced in 2003 and 2004.

4. In your response to prior comment five, you asserted that your best estimate of medical expense IBNR factored in and contemplated outcomes that are reasonably likely to occur. However, it would appear that a best estimate would contemplate only one of those outcomes and that changes in the underlying assumptions could materially change the estimate. In addition, you asserted that your tabular disclosure of sensitivity in medical claims liability based on hypothetical changes is helpful disclosure. While it may illustrate the potential for changes in the estimate to occur, the changes disclosed appear to be arbitrary and do not appear to represent changes that you believe are reasonably likely, based on information available to management that may not be available to the reader. As such, consistent with Section
V. of Financial Reporting Release 72, please revise your tabular disclosure of sensitivity to be based on reasonably likely, not hypothetical, changes or disclose that you believe those changes to be reasonably likely.

5. Please provide, for all periods presented, the disclosures we had requested in prior comment six in our December 23, 2005 letter and prior comment 39 in our November 10, 2005 letter. In so doing, please:

* Discuss and quantify the gross favorable and gross adverse development that resulted in the net favorable development during 2003 and 2004. Based on the periods currently presented, provide disclosures about development that occurred in 2002 and, if material development has occurred since December 31, 2004, the nine months ended September 30, 2005.

* Identify and quantify the changes in the key assumptions underlying the beginning claims liability balances that resulted in the development during each period. As the following appear that that they could be key assumptions, address them in your disclosure or tell us why they need not be addressed: (a) the completion factors and underlying claim trends cited in your response to prior comment six and (b) the differences in utilization and severity you disclosed and attributed for the net favorable development.

* Disclose any known trends and uncertainties in the number of claims and the average settlement amounts. To the extent that your ability to provide this disclosure is affected by the several months you asserted that claim submission and payment processing could take, state this fact and indicate how current this disclosure is. As a reader may infer, from your disclosure that the net favorable development was primarily attributable to differences in utilization and severity, that the number of claims and average settlement amounts were both less than expected, discuss how any known trends are consistent with the development.


Index to Financial Statements, page F-1

Financial Statements of NewQuest, LLC as of and for the Years
Ended
...., page F-14

Notes to Consolidated Financial Statements, page F-19

(1) Organization and Summary of Significant Accounting Policies, page
F-19

(m)  Fee Revenue, page F-25

6. In light of your response to prior comment twelve, please reconsider this disclosure, as it would seem that a significant accounting policy could better explain how different accounting results from apparently similar transactions. For example, the disclosure could, as necessary, distinguish between these fees and those related to the independent physician associations that are not members of NewQuest`s HMO subsidiaries by, at a minimum, discussing:

* NewQuest`s relationship with the members of its HMO subsidiaries compared to its relationship with the other independent physician associations;

* the reciprocal nature of some underlying arrangements compared to the non-reciprocal nature of others;

* why NewQuest apparently made similar payments under both types of arrangements but the fees it received are classified differently in its statements of operations; and

* what specific GAAP literature supports some of the fees being classified as reductions to expense, while others are classified as revenue, and how.

 (20)  Phantom Membership Agreements, page F-39

7. In your response to prior comment fourteen, you cited paragraph
10b
of APB 25 and its application to "plans with variable terms", which clause (b) in paragraph 10 describes as "plans with a variable number of shares of stock or a variable option or purchase price is different". While we noted that the award did not immediately vest, we did not note any of these variable terms in your disclosures or response. As such, please further clarify why you appear to believe that the measurement date should not have been the date of the award.
If there were no such variable terms, please revise your financial statements to reflect the date of award as the measurement date or tell us why such a revision is not appropriate.

8. In your response to prior comment fourteen, you advised us of a phantom membership agreement with a non-employee director that would have fallen within the scope of SFAS 123 and EITF 96-18. Please tell us the guidance you followed in determining the compensation charge related to this agreement, as: (a) the second paragraph of EITF 96-18 says that the Issue relates to transactions where the counterparty is other than an employee and (b) paragraph 8 of FIN 44 states that APB
25 is applicable for non-employee directors meeting two conditions.
If you should have applied APB 25 but did not, please revise your financial statements to apply it or tell us why such a revisions is not appropriate.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Howard H. Lamar III, Esq.
	J. James Jenkins, Jr., Esq.
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 2700
	Nashville, TN 37238
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Kevin M. McNamara
HealthSpring, Inc.
January 12, 2006
Page 1